TIRE INTERNATIONAL ENVIRONMENTAL SOLUTIONS INC
                           1620 CYPRESS GARDENS ROAD
                      MONCKS CORNER, SOUTH CAROLINA 29461






                                                                   July 27, 2011

To:  United States Securities and Exchange Commission
     Washington, DC 20549

     Re:     Tire International Environmental Solutions, Inc
             Form 10-K for Nine Months Ended
             September 30, 2010
             Filed February 24, 2011
             File No. 00-28323

To Whom It May Concern,

In response to your June 20, 2011 letter requesting revisions to the audit report of our September 30, 2010 Form 10-K, and to our Forms 10-Q for periods ended December 31, 2010 and March 31, 2011, the Tire International Environmental Solutions, Inc ("the Company") has submitted the following:

     o The Financial Section of the Company's September 30, 2010 Form 10-K with the date of the audit report revised to reference the September 30, 2010 period of the Form 10-K.

     o Sections 302 and 906 certifications for Forms 10-Q for periods ended December 31, 2010 and March 31, 2011.

     o Revised March 31, 2011 Form 10-Q with the Item 4T Control and Procedures revised to reference the March 31, 2011 period of the Form 10-Q in our (i) conclusion on our disclosures controls and procedures and (ii) changes in internal controls.

The Company also acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Martin Sergi, Principal Financial Officer, at (843) 761-7955 if you have questions regarding the submitted revisions to our September 30, 2010 Form 10-K, and to our Forms 10-Q for periods ended December 31, 2010 and March 31, 2011.

Sincerely,

/s/ Martin Sergi

Martin Sergi
Principal Financial Officer
Tire International Environmental Solutions, Inc